February 3, 2011

VIA EDGAR AND FACSIMILE

John Stickel, Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Tire Distributors, Inc.

Amendment No. 1 to the Registration Statement on Form S-4

Filed January 24, 2011

File Number 333-171292 & -01 to -02

Dear Mr. Stickel:

On behalf of American Tire Distributors, Inc. (the “Company”), we are responding to the letter, dated February 3, 2011 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), to Mr. J. Michael Gaither, Esq., Corporate Secretary of the Company, with respect to the above-referenced registration statement filing.

For convenience, we have repeated each of the Staff’s questions in italics before the Company’s response. Each numbered paragraph corresponds to the same numbered paragraph in the Comment Letter. References to the “Registration Statement” refer to the Company’s pre-effective Amendment No. 2 to its Registration Statement on Form S-4 (File No. 333-171292 & -01 to -02), which was filed with the Commission today.

U.S. Securities and Exchange Commission

February 3, 2011

Material U.S. Federal Income Tax Consequences, page 200

1.	We note your response to prior comment 19. Please note that the language “[i]n the opinion of Covington & Burling LLP, the following is a description of the material U.S. federal income tax consequences…” is not appropriate in a short-form tax opinion. Please revise to clearly indicate that the discussion of material tax consequences is the opinion of counsel.

The above-referenced section has been revised in response to the Staff’s comment.

Acquisition of ATDH, page F-48

2.	We note the additional disclosures provided on page F-49. However, you do not provide details regarding the nature and amounts of the assumed liabilities for which amounts are provisional. In this regard, it appears that you should further revise your filing to disclose the provisional amounts for items for which your accounting is incomplete as required by ASC Topic 805-10-50-6. For guidance see ASC Topic 805-10-55-29, Example 1.

The above-referenced section has been revised in response to the Staff’s comment.

Other

3.	The financial statements should be updated, as necessary, to comply with Article 3-12 of Regulation S-X, at the effective date of the registration statement.

The Company acknowledges the Staff’s comment and will update the financial statements as necessary to comply with Article 3-12 of Regulation S-X at the effective date of the Registration Statement.

4.	Please provide a currently dated signed consent from the independent public accountant in the amendment.

In response to the Staff’s comment, a currently dated signed consent from the independent public accountant has been filed as Exhibit 23.1 to the Registration Statement.

* * * *

U.S. Securities and Exchange Commission

February 3, 2011

If you have any further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (212) 841-1034 or by facsimile at (212) 841-1010. Thank you for your assistance.

Sincerely,

/s/ Carey S. Roberts
Carey S. Roberts

cc:	J. Michael Gaither, Esq., American Tire Distributors, Inc.